UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On November 2, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (“Enlivex” or the “Company”), issued a press release announcing 12-month topline data from the randomized, double-blind, placebo-controlled Phase IIa stage of the Company’s multi-country Phase I/IIa trial (ENX-CL-05-001) evaluating Allocetra™ in patients with moderate to severe knee osteoarthritis. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference. The information contained in the four bullets immediately under the heading “Summary of the 12-month Topline Data, Age Group 64+” in the press release is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284, File No. 333-295215 and File No. 333-298071), filed with the SEC.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: November 2, 2026

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